Calculation of Filing Fee Table

Schedule TO

(Form Type)

New Mountain Finance Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$262,600,000	0.00015310	$40,204.06

Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation	$262,600,000

Total Fees Due for Filing			$40,204.06

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$40,204.06